Exhibit 1

28 July 2010

ASX Release

The Westpac Group’s August update and Pillar 3 Report

On Monday, 23rd August 2010, The Westpac Group will lodge with the ASX a trading update. The update will coincide with the release of The Westpac Group’s June quarter Pillar 3 report which updates the Group’s capital ratios and asset quality data.

To discuss the release, The Westpac Group is conducting an audio only webcast with Gail Kelly, Chief Executive Officer and Phil Coffey, Chief Financial Officer. This webcast will be available via the Westpac Investor website www.westpac.com.au/investorcentre commencing at 9.00am.

For Further Information:

Andrew Bowden	David Lording
Investor Relations	Media Relations
The Westpac Group	The Westpac Group
Ph: (02) 8253 4008	Ph: 02 8253 3510

Westpac Banking Corporation ABN 33 007 457 141